

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 4, 2021

Steven D. Harr, M.D.
President and Chief Executive Officer
Sana Biotechnology, Inc.
188 East Blaine Street, Suite 400
Seattle, Washington 98102

>   **Re: Sana Biotechnology, Inc.**
>   **Amendment No. 1 to Draft Registration Statement on Form S-1**
>   **Submitted December 18, 2020**
>   **CIK No. 0001770121**

Dear Dr. Harr:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 7, 2020 letter.

Amendment No. 1 to Draft Registration Statement on Form S-1

Our in vivo Cell Engineering Platform and Programs, page 4

1.   We note your revisions in response to prior comment 5. Please revise your statement that you believe success with any initial therapy targeting a given cell type may meaningfully accelerate lead candidate selection for other indications to remove any implication that you will be able to accelerate the development of your product candidates.

Use of Proceeds, page 92

2.   We note your revisions in response to prior comment 11. Based on the next anticipated milestone for each of your product candidates as described in the S-1, please revise this section to disclose which of those milestones you intend to complete using the proceeds of

this offering.

Allogeneic T Cell Program (SC291, SC255), page 163

3. We note your revisions in response to prior comment 14. Please revise your statement that your two programs "should increase the likelihood of success" to remove any predictions or expectations regarding your likelihood of success as such statements are speculative.

     You may contact Tracie Mariner at (202) 551-3744 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at (202) 551-3798 or Mary Beth Breslin at (202) 551-3625 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Life Sciences

cc: Brian J. Cuneo, Esq.